August 20, 2008

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously engaged as principal accountants to audit the consolidated financial statements of Foamex International Inc. and subsidiaries as of and for the fiscal year ended December 28, 2008. On August 14, 2008, we were dismissed. We have read Foamex International Inc.’s statements included under Item 4.01 of its Form 8-K dated August 20, 2008, and we agree with such statements except we are not in a position to agree or disagree with Foamex International Inc.’s statement that the Audit Committee of the Board of Directors has approved the engagement of McGladrey & Pullen, LLP as its new independent registered public accounting firm, and except that we are not in a position to agree or disagree with Foamex International’s statements regarding McGladrey & Pullen, LLP in the last sentence of the first paragraph and also the fifth paragraph.

Very truly yours,

/s/ KPMG LLP